

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 3, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C25-C22
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letter dated January 28, 2002 concerning the shareholder proposal submitted to General Motors by Nick Rossi. We also have received a letter on the proponent's behalf dated February 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

CRbh



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 from Nick Rossi (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal states, "General Motors shareholders recommend a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible." The proposal identifies the key committees as audit, nominating, and compensation, and appears to adopt the definition of "independent director" set forth in the website maintained by the Council of Institutional Investors, www.cii.org.

General Motors intends to omit the proposal under Rule 14a-8(i)(3) on the grounds that the supporting statement violates Rule 14a-9 of the proxy rules by including numerous vague and misleading statements.

The GM Board of Directors several years ago adopted Corporate Governance Guidelines, which provide that the Board's Audit Committee, Executive Compensation Committee, and Committee on Director Affairs (successor to the Nominating Committee) are composed exclusively of independent directors. (Exhibit B, Guideline #22) The definition of "independent director" applicable to Guideline #22 was adopted in connection with Section 2.12 of the GM bylaws (Exhibit C) and, while not identical to the CII definition integrated into the proposal, parallels the CII definition in many respects. By failing to disclose the fact that these GM committees are currently composed of directors who qualify as independent under a definition that is highly similar to the proposal's definition, the support statement significantly misrepresents GM's corporate governance practices.

MC 482-C25-C22 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

This misrepresentation is continued in the paragraph subtitled "A reason to take one step to improve." The proponent alleges certain current or former practices of General Motors "that institutional investors believe are less than optimum," but does not offer enough factual background to identify what practices are referred to and whether they are no longer followed. Allegation 1—that four of 12 directors "can be" inside employees—apparently refers to the composition of the Board in 1992; using a practice that is almost ten years old as an example of GM's corporate governance is misleading, and not disclosing the example's date is egregiously unfair. Allegations #2 and #3 are vague and unclear—is this one instance or two? how are cross-directors different from an affiliation?—and the non-specific reference to Enron is entirely gratuitous. Allegation #4 again refers to past practice without revealing the date or current stock ownership by GM directors. Finally, allegation #5 has not been true at least since the 1994 adoption of the Corporate Governance Guidelines; Guideline #10 states that directors whose job responsibilities change significantly must submit a letter of resignation from the Board, and the Committee on Director Affairs (composed of independent directors) is responsible for determining whether the director should continue to serve on the Board. The cumulative effect of this paragraph is a distortion of General Motors' corporate governance practices currently and within the past several years.

In addition, specific statements should be supported or deleted. The quotation from the Wall Street Journal should be appropriately dated, so that it can be checked for accuracy. The "institutional investors" referred to in the paragraph containing the allegations discussed above should be identified, and the proponent should clarify how he knows their beliefs. The reference to the American Society of Corporate Secretaries seminar suggests that the ASCS or Mr. Davis support the proposal, which does not seem to be the case.

The Staff has stated that it may permit the proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (CF), E.5 (July 13, 2001). In section E.1 of that bulletin, however, the Staff also observed that its policy was meant to apply to "revisions that are minor in nature and do not alter the substance of the proposal," and that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In the case of this proposal, over half of the supporting statement would have to be substantially rewritten or deleted to eliminate all of the misleading statements, and it would be preferable to omit the proposal, or at least its supporting statement, in its entirety.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders. GM currently plans to print its proxy materials at the beginning of April. If the Staff determines to give the proponent time to revise the proposal or its supporting statement, we will need to receive the determination sufficiently in advance so that we can meet our printing schedule after giving the required time to the proponent.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: Nick Rossi
John Chevedden

December 19, 2001 update

3 – INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

This topic won 45% approval at the PG&E 2000 shareholder meeting

This proposal is submitted by Nick Rossi, P.O. Box 249, Boonville, CA 95415.

Resolved:

INDEPENDENT DIRECTORS

General Motors Corporation shareholders recommend a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website www.cii.org.

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 55% of GM stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, request that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

A reason to take one step to improve

Common sense would seem to support that when a number of items can be improved – that making one improvement deserves attention. Specifically, at our company there are/were a number of practices allowed that institutional investors believe are less than optimum, for instance:

1) Four of 12 directors (33%) can be non-independent inside employees.

2) GM can have interlocking cross-directors at a company that GM does significant business with.

3) One director can be affiliated with a company that does significant business with GM – an Enron-type practice.

4) Two directors can own less than 1001 shares:

5) A director can remain a GM director after a significant career reversal without a special review by independent directors.

American Society of Corporate Secretaries

This proposal is consistent with these significant trends in the speech by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

- Growing Focus on Independent Directors: Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

- Increasing Scrutiny of Director Roles and Responsibilities: Shareholders are becoming more proactive in defining responsible governance and monitoring compliance.

- The evolution of corporate governance presents new challenges for Corporate Secretaries, General Counsel and corporate officers, and fundamentally affects the execution of their roles. These changes are a direct reflection of the growing mobility, accountability and independence of boards of directors.

To increase shareholder value through greater director independence, vote yes:

INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number ordered by the time ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

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Stockholder Information: Corporate Governance

Annual Meeting | Dividend Reinvestment Prospectus | Tax/Cost Basis Information | Stockholder FAQ | Corporate Governance | Historical Information | E-Consent

Corporate Governance Guidelines

Corporate Governance Guidelines

The Mission of the General Motors Board of Directors

The General Motors Board of Directors represents the owners' interest in perpetuating a successful business, including optimizing long term financial returns. The Board is responsible for determining that the Corporation is managed in such a way to ensure this result. This is an active, not a passive, responsibility. The Board has the responsibility to ensure that in good times, as well as difficult ones, management is capably executing its responsibilities. The Board's responsibility is to regularly monitor the effectiveness of management policies and decisions including the execution of its strategies.

In addition to fulfilling its obligations for increased stockholder value, the Board has responsibility to GM's customers, employees, suppliers and to the communities where it operates -- all of whom are essential to a successful business. All of these responsibilities, however, are founded upon the successful perpetuation of the business.

Guidelines on Significant Corporate Governance Issues (Index)

Board Relationship to Senior Management

17) Regular attendance of non-Directors at Board meetings
18) Board access to senior management

Meeting Procedures

19) Selection of agenda items for Board meetings
20) Board materials distributed in advance
21) Board presentations

Committee Matters

22) Number, structure and independence of Committees
23) Assignment and rotation of committee members
24) Frequency and length of committee meetings
25) Committee agenda

Leadership Development

26) Formal evaluation of the Chairman and the Chief Executive Officer
27) Succession planning
28) Management development

members who are in the most senior management positions of the company.

Should the Chairman or the Chief Executive Officer want to add additional people as attendees on a regular basis, it is expected that this suggestion would be made to the Board for its concurrence.

18) Board Access to Senior Management
Board members have complete access to GM's management.

It is assumed that Board members will use judgment to be sure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the Chairman or Chief Executive Officer, as appropriate.

Furthermore, the Board encourages the Management to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

Meeting Procedures

19) Selection of Agenda Items for Board Meetings
The Chairman of the Board/Chief Executive Officer will establish the agenda for each Board meeting. They will issue a schedule of agenda subjects to be discussed for the ensuing year at the beginning of each year (to the degree these can be foreseen). Each Board member is free to suggest the inclusion of item(s) on the agenda.

20) Board Materials Distributed in Advance
Information and data that is important to the Board's understanding of the business be distributed in writing to the Board before the Board meets. The Management will make every attempt to see that this material is as brief as possible while still providing the desired information.

21) Board Presentations
As a general rule, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material. On those occasions in which the subject matter is too sensitive to put on paper, the presentation will be discussed at the meeting.

Committee Matters

22) Number, Structure and Independence of Committees
From time to time, the Board may want to form a new committee or disband a current Committee depending upon the circumstances. The current six committees are Audit, Capital Stock, Director Affairs, Executive Compensation, Investment Funds, and Public Policy. Except for the Investment Funds Committee, committee membership will consist only of independent Directors as defined in By-law 2.12.

23) Assignment and Rotation of Committee Members
The Committee on Director Affairs is responsible, after consultation with the Chairman of the Board and with consideration of the desires of individual Board members, for the assignment of Board members to various committees.

(e) with respect to notice of an intent to bring up any other matter, a description of the matter, and any material interest of the stockholder in the matter.

Notice of intent to make a nomination shall be accompanied by the written consent of each nominee to serve as director of the corporation if so elected.

At the meeting of stockholders, the chairman shall declare out of order and disregard any nomination or other matter not presented in accordance with this section.

2.12. *Independent Directors.*

(a) **Majority of Board's Nominees in Annual Proxy Statement for Election to Board of Directors to be Independent.** A majority of the individuals to constitute the nominees of the board of directors for the election of whom the board will solicit proxies from the stockholders for use at the corporation's annual meeting shall consist of individuals who, on the date of their selection as the nominees of the board of directors, would be Independent Directors.

(b) **Directors Elected by Board of Directors.** In the event the board of directors elects directors between annual meetings of stookholders, the number of such directors who qualify as Independent Directors on the date of their nomination shall be such that the majority of all directors holding office immediately thereafter shall have been Independent Directors on the date of the first of their nomination or selection as nominees of the board of directors.

(c) **Definition of Independent Director.** For purposes of this by-law, the term "Independent Director" shall mean a director who: (i) is not and has not been employed by the corporation or its subsidiaries in an executive capacity within the five years immediately prior to the annual meeting at which the nominees of the board of directors will be voted upon; (ii) is not (and is not affiliated with a company or a firm that is) a significant advisor or consultant to the corporation or its subsidiaries; (iii) is not affiliated with a significant customer or supplier of the corporation or its subsidiaries; (iv) does not have significant personal services contract(s) with the corporation or its subsidiaries; (v) is not affiliated with a tax-exempt entity that receives significant contributions from the corporation or its subsidiaries; and (vi) is not a spouse, parent, sibling or child of any person described by (i) through (v).

(d) **Interpretation and Application of This By-Law.** The board of directors shall have the exclusive right and power to interpret and apply the provisions of this by-law, including, without limitation, the adoption of written definitions of terms used in and guidelines for the application of this by-law (any such definitions and guidelines shall be filed with the Secretary, and such definitions and guidelines as may prevail shall be made available to any stockholder upon written request); any such definitions or guidelines and any other interpretation or application of the provisions of this by-law made in good faith shall be binding and conclusive upon all holders of GM Equity Securities, provided that, in the case of any interpretation or application of this by-law by the board of directors to a specific person which results in such person being classified as an

Independent Director, the board of directors shall have determined that such person is independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with such person's exercise of independent judgment as a board member.

ARTICLE III

COMMITTEES

3.1. *Committees of the Board of Directors.*

The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, consisting of one or more of the directors of the corporation, to be committees of the board of directors ("committees of the board"). All committees of the board may authorize the seal of the corporation to be affixed to any papers which may require it. To the extent provided in any resolution of the board of directors or these by-laws, and to the extent permissible under the laws of the State of Delaware and the certificate of incorporation, any such committee shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation.

The following committees shall be standing committees of the board: the investment funds committee, the audit committee, the executive compensation committee, the public policy committee, the committee on director affairs and the capital stock committee. The board of directors may designate, by resolution adopted by a majority of the whole board, additional committees of the board and may prescribe for each such committee such powers and authority as may properly be granted to such committees in the management of the business and affairs of the corporation.

3.2. *Election and Vacancies.*

The members and chairmen of each standing committee of the board shall be elected annually by the board of directors at its first meeting after each annual meeting of stockholders or at any other time the board of directors shall determine. The members of other committees of the board may be elected at such time as the board may determine. Vacancies in any committee of the board may be filled at such time and in such manner as the board of directors shall determine. No officer or other employee of the corporation shall be a member of any standing committee of the board, with the exception of the investment funds committee.

3.3. *Procedure; Quorum.*

Except to the extent otherwise provided in these by-laws or any resolution of the board of directors, each committee of the board and each committee of the corporation may fix its own rules of procedure.

DEFINITIONS OF CERTAIN TERMS
USED IN
AND
GUIDELINES FOR THE APPLICATION
OF
BY-LAW 2.12
OF
GENERAL MOTORS CORPORATION

Certain Definitions.

For the purposes of Section 2.12 of the By-Laws of General Motors Corporation, (the "Corporation") the board of directors has adopted the following definitions, effective January 7, 1991.

(i) "**Affiliate**" of a person, or a person "**affiliated with,**" a specified person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified person.

(ii) The term "**control**" (including the terms "**controlling,**" "**controlled by**" and "**under common control with**") shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise; provided, however, that a person shall not be deemed to control another person solely because he or she is a director of such other person.

(iii) "**GM Equity Security**" shall mean any security described in Section 3(a)(11) of the Exchange Act, as of the effective date hereof, which is issued by GM and traded on a national securities exchange or the NASDAQ National Market System.

(iv) A "**subsidiary**" of the Corporation shall mean any corporation a majority of the voting stock of which is owned, directly or indirectly through one or more other subsidiaries, by the Corporation.

(v) The employment of a person by the Corporation or its subsidiaries shall be deemed to be in an "**executive capacity**" during the period that such person (A) served as an elected officer of the Corporation or one of its subsidiaries, or (B) reported directly to a person who served as an elected officer of the Corporation or one of its subsidiaries.

(vi) A person shall be deemed to be, or to be affiliated with, a company or firm that is a "**significant advisor or consultant to the corporation or its subsidiaries**" if he, she or it, as the case may be, received or would receive fees or similar compensation from the

Corporation or a subsidiary of the Corporation in excess of the lesser of (A) three percent (3%) of the consolidated gross revenues which the Corporation and its subsidiaries received for the sale of their products and services during the last fiscal year of the Corporation; (B) five percent (5%) of the gross revenues of the person during the last calendar year, if such person is a self-employed individual, or (C) five percent (5%) of the consolidated gross revenues received by such company or firm for the sale of its products and services during its last fiscal year, if the person is a company or firm; provided, however, that directors' fees and expense reimbursements shall not be included in the gross revenues of an individual for purposes of this determination.

(vii) A **"significant customer of the corporation and its subsidiaries"** shall mean a customer from which the Corporation and its subsidiaries collectively in the last fiscal year of the Corporation received payments in consideration for the products and services of the Corporation and its subsidiaries which are in excess of three percent (3%) of the consolidated gross revenues of the Corporation and its subsidiaries during such fiscal year.

(viii) A **"significant supplier of the corporation and its subsidiaries"** shall mean a supplier to which the Corporation and its subsidiaries collectively in the last fiscal year of the Corporation made payments in consideration for the supplier's products and services in excess of three percent (3%) of the consolidated gross revenues of the Corporation and its subsidiaries during such fiscal year.

(ix) The Corporation and its subsidiaries shall be deemed a **"significant customer of a company"** if the Corporation and its subsidiaries collectively were the direct source during such company's last fiscal year of in excess of five percent (5%) of the gross revenues which such company received for the sale of its products and services during that year.

(x) The Corporation and its subsidiaries shall be deemed a **"significant supplier of a company"** if the Corporation and its subsidiaries collectively received in such company's last fiscal year payments from such company in excess of five percent (5%) of the gross revenues which such company received during that year for the sale of its products and services.

(xi) A person shall be deemed to have **"significant personal services contract(s) with the corporation or its subsidiaries"** if the fees and other compensation received by the person pursuant to personal services contract(s) with the Corporation or its subsidiaries exceeded or would exceed five percent (5%) of his or her gross revenues during the last calendar year.

(xii) A tax-exempt entity shall be deemed to receive **"significant contributions"** from the Corporation or its subsidiaries if such tax-exempt entity received during its last fiscal year, or expects to receive during its current fiscal year, contributions from the Corporation or its subsidiaries in excess of the lesser of either (A) three percent (3%) of the consolidated gross revenues of the Corporation and its subsidiaries during its last fiscal year, or (B) five percent (5%) of the contributions received by the tax-exempt entity during its last fiscal year.

Guidelines for Application.

(i) For purposes of identifying payments for products and services contemplated by the definitions set forth above, and performing the related calculations, the board of directors may exclude payments such as those described in paragraph 2 of the Instructions to Paragraph (b) of Item 404 of Regulation S-K, as promulgated by the Securities and Exchange Commission as of the effective date hereof.

(ii) The board of directors shall be entitled to rely upon the completeness and accuracy of directors' responses to written questionnaires circulated for the purpose of enabling the board of directors to make the determinations of independence required by the provisions of By-Law 2.12.

SECURITIES ACT AND EXCHANGE ACT
PARAGRAPH 2 OF INSTRUCTIONS TO
PARAGRAPH (b) OF ITEM 404 OF REGULATION S-K
AS IN EFFECT ON JANUARY 7, 1991
[REFERRED TO IN PARAGRAPH (i) OF
GUIDELINES FOR APPLICATION OF BY-LAW 2.12 OF
GENERAL MOTORS CORPORATION]

2. In calculating payments for property and services the following may be excluded:

A. Payments where the rates or charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority;

B. Payments that arise solely from the ownership of securities of the registrant and no extra or special benefit not shared on a pro rata basis by all holders of the class of securities is received; or

C. Payments made or received by subsidiaries other than significant subsidiaries as defined in Rule 1-02(v) of Regulation S-X, provided that all such subsidiaries making or receiving payments, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined in Rule 1-02(v).*

---

* The General Motors Legal Staff notes that Rule 1-02(v) of Regulation S-X provides, generally, that a significant subsidiary of General Motors Corporation would be one which, together with its subsidiaries, meets any of the following conditions:

(1) General Motors' and its other subsidiaries' investments in and advances to the subsidiary exceed ten percent (10%) of the total assets of General Motors and its consolidated subsidiaries.

(2) General Motors' and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds ten percent (10%) of the total assets of General Motors and its consolidated subsidiaries.

(3) General Motors' and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds ten percent (10%) of such income of General Motors and its consolidated subsidiaries.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Independent Directors
Nick Rossi

Ladies and Gentlemen:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

Page 1) [1 corresponds to the page number in the company no action request]
1) The company phrase "highly similar" on director independence standard is unsupported by any specific.
1) The company had one year to prepare a point-by-point comparison
1) In fact the company published this same topic proposal in its 2001 definitive proxy with the same Council of Institutional Investors' definition of independence.
1) The 2001 company challenge to this proposal topic was not concurred with on any point, General Motors Corporation, March 22, 2001.

Page 2)
2) The company claim of a "practice" ... "almost ten years old" is contradicted by an attached Investor Responsibility Research Center 2001 report that shows 4 directors as non-independent.
2) Vague and unsupported company text:
The cumulative effect of an entire paragraph is a distortion of General Motors' corporate practices currently and within the past several years.
2) Straw person and/or contrast:
Contrast the company practices that are not supported with any specifics
to
The "practices allowed" distinction in the investor text.

2) Company fallacy:

A ready reference for accuracy check is required in addition to accuracy.
2) Company fallacy:
No investor reference to a professional association is allowed in a rule 14a-8 proposal.
2) Reason:
After such a reference the only conclusion option is that the professional association supports the specific investor proposal.

2) Argument by confusion:
The company confuses/substitutes its definition of director independence with the Council of Institutional Investors definition that is specified in the proposal.
2) The company claims to not know the difference between cross-directors and affiliated directors.

2) The company implicitly claims that there has not been a "significant career reversal" for a company director since 1994.
2) However the company does not address that a company director lost his job as CEO of Maytag in 2000. He then went to work for a much smaller company that quickly-went out of business.
2) The last paragraph of the company request seems to indicate that the company expects that the most likely outcome will be a change in the proposal text. And that the company requests the time necessary to allow for a change to be made.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
Shareholder
cc: GM
Nick Rossi

VOTING ITEMS

Proposal No. 1: Elect directors

Proxy statement page: 2

Background: See IRRC Background Report L: *Election of Directors and Board Independence Issues*

This election		Board profile	
Number of directors to be elected	12	Percentage of independent directors:	
Total number of board seats	12	on the board	66.7
Number of women on the board	1	on the nominating committee	80.0
Minority membership	3	on the compensation committee	75.0
Classified board	no	on the audit committee	100.0
Cumulative voting	no	Non-employee chairman	no

Directors *(asterisk indicates nominee)*	Audit cmte.	Comp. cmte.	Nom. cmte.	Beneficial ownership	Other boards
Employees	0	0	0		
* John F. Smith Jr.; chairman	no	no	no	1,982,599	2
* Harry J. Pearce; vice-chairman	no	no	no	1,482,194	2
* G. Richard Wagoner Jr.; CEO, president	no	no	no	897,100	0
Non-employee directors with links	0	1	1		
* J. Willard Marriott Jr.; interlock: Harry J. Pearce, vice chairman	no	yes	yes	16,544	2
Non-employee directors without reported links	5	3	4		
* John H. Bryan	yes	yes	no	15,013	3
* Thomas E. Everhart	no	no	yes	3,215	2
* Eckhard Pfeiffer	yes	yes	no	15,106	0
* Percy N. Barnevik	no	no	yes	10,816	0
* George M.C. Fisher	no	yes	yes	12,688	3
* Karen Katen	yes	no	yes	7,000	1
* Nobuyuki Idei	yes	no	no	6,500	0
* Lloyd D. Ward	yes	no	no	1,000	1
Totals	5	4	5		

Attendance

Directors who attended fewer than 75 percent of meetings last fiscal year: not disclosed.

Auditor fees

Fees paid to Deloitte & Touche

Type of fee	*$ Amount*	*Percent of total fees*
Audit fees	$17,000,000	17.7
Financial information system design fees	$2,000,000	2.1
All other fees	$77,000,000	80.2
Total	$96,000,000	

Proposal No. 2: Ratify selection of auditors

Proxy statement page: 24

Proposed auditors:	Deloitte & Touche
Same auditors as last year:	Yes, since 1918

March 22, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 26, 2000

The proposal requests a bylaw that key board committees transition to directors meeting certain criteria.

We are unable to concur in your view that General Motors may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that General Motors may exclude the proposal under rule 14a-8(i)(6).

We are unable to concur in your view that General Motors may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that General Motors may exclude the proposal under rule 14a-8(i)(10).

Sincerely,



Michael D.V. Coco
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposal recommends that General Motors adopt a bylaw that the board "nominate independent directors to key board committees to the fullest extent possible."

We are unable to concur in your view that General Motors may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of citation to a specific publication date for the Wall Street Journal, or the discussion that begins "What incentive . . ." and ends ". . . Wall Street Journal" may be deleted;

- specifically identify the institutional investors that the proponent refers to in the paragraph following the heading "A reason to take one step to improve" and provide factual support in the form of a citation to a specific source, or the discussion that begins "Specifically, at our company . . ." and ends ". . . business with GM" may be deleted; and

- delete the discussion that begins "- an Enron . . ." and ends ". . . review by independent directors."

Accordingly, unless the proponent provides General Motors with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if General Motors omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jonathan Ingram
Special Counsel